FOR IMMEDIATE RELEASE

FOR: CONTACT:	Interpool, Inc. James F. Walsh (609) 452-8900 jwalsh@interpool.com

INTERPOOL REPORTS RECORD NET INCOME OF $106.6 MILLION

PRINCETON, NJ, March 9, 2007 — Interpool, Inc. (NYSE: IPX) announced today that the company’s net income for the year ended December 31, 2006 was a record $106.6 million ($3.29 per diluted share), compared with $60.5 million of net income for the year ended December 31, 2005 ($1.94 per diluted share). Net income for 2006 included after-tax gains related to the sale of a substantial portion of the company’s container operating lease fleet during March 2006 and the sale of the company’s interest in Container Applications International, Inc. (CAI) during October 2006. Net income for 2005 included after-tax income from an adjustment to the fair value of warrants and a gain on the sale of a non-transportation company in which Interpool held a minority equity position, as well as income tax expense associated with the repatriation of off-shore earnings and profits. The company filed its Annual Report on Form 10-K on Friday, March 9, 2007.

Martin Tuchman, Chairman and Chief Executive Officer, said, “We are extremely pleased with Interpool’s results for 2006. We continued to build shareholder value through the earnings generated by the container and CAI sales, and through the significant increase in our dividend. We added a substantial number of new containers to our portfolio during the year, and further enhanced our strong position in the chassis leasing and chassis pool management markets. Our total capital expenditures during 2006 were $352.0 million, excluding those for CAI. At the same time, we were able to maintain strong liquidity and relatively low financial leverage. I am also tremendously proud of the efforts of all our employees that have resulted in full remediation of the internal control weaknesses we had disclosed previously and a clean opinion under Section 404 of the Sarbanes-Oxley Act. We believe that Interpool is very well-positioned to take advantage of future opportunities as they arise.”

Interpool also reported that, for the year ended December 31, 2006, total revenues were $374.2 million compared to $416.5 million for the year ended December 31, 2005. The reduction in revenues was primarily associated with the sale of a substantial portion of the container operating lease fleet and the sale of the company’s interest in CAI, offset in part by increased revenues from chassis operating leases and management fees.

Unrestricted cash and cash equivalents totaled $362.4 million at December 31, 2006, and Interpool continued to maintain a conservative debt to equity ratio of approximately 2.6 to 1.0.

As announced previously, on January 16, 2007 Interpool’s Board of Directors received a letter from Martin Tuchman, supported by other significant Interpool stockholders and an investment fund affiliated with Fortis Merchant Banking, proposing an acquisition of all of the company’s outstanding common stock (other than a portion of the shares held by Mr. Tuchman and the other supporting stockholders) for $24.00 per share in cash. In response to this proposal, the company’s Board of Directors formed a Special Committee of independent directors to review and evaluate the proposal set forth in Mr. Tuchman’s letter. The Special Committee has engaged independent legal counsel and an independent financial advisor to assist it with its work. The Special Committee, working with its advisors, is proceeding to evaluate the proposal available to determine whether or not the proposal is in the best interests of Interpool’s public stockholders. The Special Committee has instructed its financial advisor and the company’s financial advisor to contact potentially interested parties. To date, no decisions have been made by the Special Committee or the Board of Directors with respect to any response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

The company will hold a conference call on March 12, 2007 at 11:30 AM Eastern Daylight Time. Interested investors should call 888-868-9080 ten minutes prior to the time of the conference call. Callers from outside North America please call 973-935-8511 and hold for an operator. Identify yourself and your company and inform the operator that you are participating in the Interpool Earnings Conference Call.

If you are unable to access the Conference Call at 11:30 AM Eastern Daylight Time, please call 877-519-4471 to access the taped digital replay. To access the replay, please call and enter the digital pin 8509771. This replay will first be available at 2:30 PM Eastern Daylight Time on March 12, 2007 and will be available until April 12, 2007 at 2:30 PM Eastern Daylight Time.

Investors will also have the opportunity to listen to the Conference Call live at the company’s web site www.interpool.com. To listen to the live call via the Internet, please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live web cast, a replay will be available two hours after the call is completed and will remain available for thirty days. Interpool is one of the world’s leading suppliers of equipment and services to the transportation industry. The company is the world’s largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.